Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 3510, 181 Bay Street Toronto, Ontario M5J 2T3

Item 2.	Date of Material Change
September 19, 2018

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on September 19, 2018 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On September 19, 2018, New Gold announced the sale of its Mesquite Mine.

Item 5.	Full Description of Material Change
See press release attached as Schedule A.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Lisa Damiani, General Counsel, Vice President, Government Relations and Corporate Secretary
(416) 324-6000

Item 9.	Date of Report
September 28, 2018

SCHEDULE A

New Gold Announces Sale of Mesquite Mine

(All figures are in US dollars unless otherwise indicated)

September 19, 2018 - New Gold Inc. (“New Gold” or the “Company”) (TSX:NGD) (NYSE American:NGD) today announces that it has entered into a definitive share purchase agreement (the “Agreement”) with Equinox Gold Corp. (“Equinox”) to sell its Mesquite Mine located in California.

Under the terms of the Agreement, New Gold will receive $158 million in cash upon completion of the transaction.

“Mesquite has generated significant value for New Gold, averaging more than 135,000 ounces of gold per year over the last 10 years since Western Goldfields, a predecessor to New Gold, brought the mine back into production,” stated Renaud Adams, President and Chief Executive Officer of New Gold. “On behalf of New Gold, I would like to thank the Mesquite team for their tremendous contributions to New Gold’s portfolio of assets, and we wish them continued success as they join the Equinox team.”

“Today’s announcement allows New Gold to immediately crystallize several years’ worth of future free cash flow as part of our strategy to prudently manage our balance sheet, providing the Company with the financial flexibility to focus on our core assets,” added Mr. Adams.

Equinox intends to fund the transaction through a combination of committed debt and equity.

The proceeds of the transaction will be used to strengthen the balance sheet and enhance the overall financial flexibility of the Company. The transaction is subject to customary closing conditions, including completion of the debt and equity financings by Equinox, but it does not require an Equinox shareholder vote.

Completion of the transaction is expected to occur during the fourth quarter of 2018 and is subject to customary closing conditions including closing of the financing and receipt of certain regulatory and other approvals. Under the terms of the Agreement, Equinox Gold will also assume bonding obligations with the applicable environmental regulatory authorities with respect to Mesquite’s long-term reclamation obligations.

BMO Capital Markets acted as financial advisor to New Gold, and Cassels Brock LLP acted as New Gold’s external legal advisor.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

www.newgold.com   |   TSX:NGD   NYSE American: NGD    |

For further information, please contact:

Anne Day

Vice President, Investor Relations

Direct: +1 (416) 324-6003

Email: anne.day@newgold.com

Julie Taylor

Director, Corporate Communications and Investor Relations

Direct: +1 (416) 324-6015

TF: 1-888-315-9715

Email: info@newgold.com

www.newgold.com   |   TSX:NGD   NYSE American: NGD    |